EXHIBIT FOR ITEM 77Q3(a)(i)

CONCLUSIONS

The principal executive officer and principal financial officer of the registrant (the "certifying officers") have concluded that the registrant's disclosure controls and procedures are effective in timely alerting the certifying officers and the disclosure controls and procedures committee of any material information relating to the registrant that is required to be disclosed by the registrant in this report.